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                                UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 Amendment No.:      *


                              CASTLE BANCGROUP, INC.
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                                (Name of Issuer)


                             COMMON STOCK, $.33 par value
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                           (Title of Class of Securities)


                                   14842P107
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                                (CUSIP Number)


                               March  25, 1998
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                   (Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   /    / Rule 13d-1(b)
   /  x / Rule 13d-1(c)
   /    / Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.   Name of  Reporting Person

     John L. Castle

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2.   Check the Appropriate Box if a Member of  a Group      (a)  /     /

     Not Applicable                          (b)  /  X /

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3.   SEC Use Only

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4.   Citizenship of Place of Organization:   USA

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Number of Shares Beneficially Owned by Each Reporting Person With

5.   Sole Voting Power:       7,344

6.   Shared Voting Power:          180,000

7.   Sole Dispositive Power:       7,344

8.   Shared Dispositive Power:          180,000

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:    187,344

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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  / /

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11.  Percent of Class Represented by Amount in Row (9):          8.69%

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12.  Type of Reporting Person:          IN

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ITEM 1.         ISSUER INFORMATION

(a) Name of Issuer:            Castle BancGroup, Inc., a Delaware Corporation

(b) Address of Issuer's Principal Executive Offices:   121 W. Lincoln Hwy.

                                                       DeKalb, Il. 60115

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ITEM 2.        IDENTITY AND BACKGROUND

(a) Name of Person Filing:    John L. Castle

(b) Residence:                920 South Tenth Avenue

                              St. Charles, IL. 60174

(c) Citizenship:          USA

(d) Title of Class of Securities:   Common Stock, $.33 par value per share

(e) CUSIP Number:        14842P107

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ITEM 3.        If this statement is filed pursuant to Rule 13d-1(b) (1) or 13d-
2(b) or (c) check whether the person filing is:

(a)  /   /     Brokers or dealer registered under Section 15 of the Act,

(b)  /   /     Bank as defined in Section 3(a)(6) of the Act,

(c)  /   /     Insurance Company as defined in Section 3(a) (19) of the Act,

(d)  /   /     Investment Company registered under Section 8 of the Investment
               Company Act of 1940,

(e)  /   /     Investment adviser in accordance with 13d-1(b)(1)(ii)(E),

(f)  /   /     Employee benefit plan or endowment fund in accordance with 13d-
               1(b)(1)(ii)(F),

(g)  /   /     Parent Holding Company or control person, in accordance with
               Rule 13d-1(b)(ii)(G),

(h)  /   /     Savings association as defined in Section 3 (b) of the Federal
               Deposit Insurance Act,

(i)  /   /     Church plan excluded from the definition of an investment
               company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)  /   /     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  / X /

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ITEM 4.   OWNERSHIP

(a)  Amount beneficially owned:    187,344

(b)  Percent of Class:             8.69%

(c)  Number of shares as to which person has:

     -Sole power to vote or to direct the vote:             7,344

     -Shared power to vote or to direct the vote:           180,000

     -Sole power to dispose or direct the disposition of:        7,344

     -Shared power to dispose or direct the disposition of :     180,000

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ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          N/A

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ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON

          180,000 shares include 45,000 shares held in the name David B. Castle 1992 Trust, 45,000 shares held in the name Amy W. Castle 1992 Trust, 45,000 shares held in the name Harry D. Castle 1992 Trust, and 45,000 shares held in the name John L. Castle 1992 Trust. David B. Castle, Amy W. Castle, Harry D. Castle, and John L. Castle act collectively as trustee for each of these trusts with shared voting and investment power. The 180,000 shares are reported in the aggregate in ITEM 4 above as having shared power to vote and shared power to dispose or direct the disposition of such shares.

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ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY

          N/A

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ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          N/A

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ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

          N/A



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ITEM 10.  CERTIFICATIONS

(a)       N/A

(b) By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    March 25, 1998  /s/ John L. Castle
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                               John L. Castle